Exhibit 19.1

INSIDER TRADING POLICY

As adopted by the Board of

Directors as of May 18, 2023

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Section 1.All Employees, Officers, Directors and their Family Members and Affiliates Are Subject to this Policy. This Insider Trading Policy (“Policy”) applies to all employees, outside directors, officers, and consultants of Akoya Biosciences, Inc., a Delaware corporation (“Akoya” or the “Company”), their family members and entities over which such individuals have or share voting or investment control. This Policy also applies to any other person who receives material nonpublic information from any Akoya insider or is otherwise designated by the Compliance Officer (as appointed per Section 13 of this Policy). Akoya is also subject to Appendix I of this Policy to ensure fair practices when Akoya transacts in securities. For purposes of this Policy, “family members” include people who live with you, or are financially dependent on you, and also include those whose transactions in securities are directed by you or are subject to your influence or control.

This Policy continues to apply following termination of employment or other relationship with Akoya until after the second trading day that any material non-public information in your possession has become public or is no longer material. Each employee, officer, consultant and director is personally responsible for the actions of their family members and other persons with whom they have a relationship who are subject to this Policy, including any pre-clearances required.

Section 2.Trading in Akoya Securities While in Possession of Material Nonpublic Information is Prohibited. The purchase or sale of securities by any person who possesses material nonpublic information is a violation of U.S. federal and state securities laws. It is important to avoid the appearance, as well as the fact, of trading based on material nonpublic information.

No person subject to this Policy who is aware of material nonpublic information relating to Akoya may, directly or indirectly (through family members, other persons, entities or otherwise) buy, sell, or otherwise trade in the securities of Akoya, or advise anyone else to do so, other than pursuant to a trading plan that complies with Rule 10b5-1 promulgated by the Securities and Exchange Commission (“SEC”) or as specifically exempted in Section 10(B) of this Policy, or otherwise engage in any action to take personal advantage of that information. For purposes of this Policy, the term “trade” includes any transaction in Akoya securities, including gifts and pledges.

Each person subject to this Policy may, from time to time, have to forego a proposed transaction even if he or she planned to make the transaction before learning material nonpublic information and even though the employee may suffer economic loss or forego anticipated profit by waiting.

Section 3.Trading in Akoya Securities

A.Trading Window. Directors, officers and employees of the Company are only permitted to sell Akoya securities during an open “trading window.” The trading window generally opens following the close of trading on the second full trading day following the public issuance of the Company’s earnings release for the most recent fiscal quarter and closes at the close of trading on the day prior to the second week prior to the end of a fiscal quarter. The Compliance Officer may advise directors, officers and employees of the Company when the trading window opens and closes; provided that, in any event, directors, officers and employees of the Company are charged with the knowledge of and responsible for their own compliance with this Policy. In addition to when the trading window is scheduled to be closed, the Company may impose a special blackout period at its discretion due to the existence of material nonpublic information. Even during an otherwise open trading window, directors, officers and employees of the Company are prohibited from trading in Akoya securities while in possession of material nonpublic information.

B.Trade Pre-Clearance Required. As part of this Policy, all purchases and sales of equity securities of the Company by directors, officers and employees, other than transactions that are not subject to this Policy or transactions pursuant to a Rule 10b5-1 trading plan (a “10b5-1 Plan”) authorized by the Compliance Officer, must be pre-cleared by the Compliance Officer. This requirement is intended to prevent inadvertent Policy violations, avoid trades involving the appearance of improper insider trading, facilitate timely Form 4 reporting by Section 16 Insiders and avoid transactions that are subject to disgorgement under Section 16(b) of the Exchange Act.

Requests for pre-clearance must be submitted via email to the Compliance Officer at least two business days in advance of each proposed transaction but submitting a completed pre-clearance form in substantially the form attached hereto as Exhibit A. If the individual does not receive a response from the Compliance Officer within 24 hours, the individual must follow up to ensure that the message was received. Each request for pre-clearance should include the nature of the proposed transaction and the expected date of the transaction.The Compliance Officer may withhold or condition pre-clearance in his or her sole discretion. Once the proposed transaction is pre-cleared, the individual may proceed with it on the approved terms, which will generally require the transaction to occur within 4 trading days unless a longer or shorter period is specified by the Compliance Officer. The individual must comply with all other securities law requirements, such as Rule 144, and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by the Company prior to the completion of the trade.

Section 4.Trading in Other Public Companies’ Securities While in Possession of Material Nonpublic Information is Prohibited. No person subject to this Policy who possesses material nonpublic information relating to other publicly traded companies, including our vendors, customers and partners, as a result of employment with Akoya or the performance of services on our behalf, may, directly or indirectly (through family members, other persons, entities or otherwise) buy or sell securities of such companies, or advise anyone else to do so, or otherwise engage in any action to take personal advantage of that information.

Section 5.Certain Types of Transactions Are Prohibited.

A.Short Sales. Short sales of Akoya securities are prohibited, as short sales evidence the seller’s expectation that Akoya securities will decline in value, signal to the market that the seller has no confidence in the Company or its short-term prospects, and may reduce the seller’s incentive to improve Akoya performance. In addition, Section 16(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prohibits executive officers and directors from engaging in short sales.

B.Publicly Traded Options. Transactions in puts, calls or other derivative securities involving Akoya stock are prohibited, as any such transaction is, in effect, a bet on the short-term movement of the Company’s stock, creates the appearance of trading based on inside information, and may focus attention on short-term performance at the expense of Akoya long-term objectives.

C.Hedging Transactions. Hedging or monetization transactions (including but not limited to zero-cost collars, prepaid variable forwards, equity swaps, puts, calls, collars, forwards and other derivative instruments) are prohibited, as such transactions allow you to continue to own Akoya securities without the full risks and rewards of ownership and as a result, you may not have the same objectives as other stockholders.

D.Margin Accounts and Pledges. Directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan, as such securities may be traded without your consent (for failing to meet a margin call or if you default on the loan) at a time when you possess material nonpublic information or otherwise are not permitted to trade.

E.Short-Term Trading. Executive officers and directors who purchase Akoya securities in the open market may not sell any Akoya securities of the same class during the six months following the purchase (or vice versa), as short-term trading of the Company’s securities may be distracting and may unduly focus the person on short-term stock market performance, instead of Akoya long-term business objectives, and may result in the disgorgement of any short swing profits.

Section 6.Sharing Material Nonpublic Information is Prohibited. No person subject to this Policy who possesses material nonpublic information relating to Akoya or any other publicly traded companies may directly or indirectly (through family members, other persons, entities or otherwise) pass that information on to others outside the Company, including friends, family, or other acquaintances (referred to as “tipping”) until such information has been disseminated to the public. You must treat material nonpublic information about our business partners with the same care required with respect to such information related directly to Akoya.

Tipping includes passing information under circumstances that could suggest that you were trying to help another profit or avoid a loss. Exercise care when speaking with others who do not “need to know”, even if they are subject to this Policy, as well as when communicating with family, friends and others not associated with Akoya. To avoid the appearance of impropriety, refrain from discussing our business or prospects or making recommendations about buying or selling our securities or the securities of other companies with which we have a relationship. Inquiries about Akoya should be directed to our Corporate Communications, Investor Relations, or Legal teams.

Section 7.Recommendations Regarding Trading in Company Securities are Prohibited. No person subject to this Policy may make recommendations or express opinions on trading in Akoya securities while in possession of material nonpublic information, except to advise others not to trade in Akoya securities if doing so might violate the law or this Policy.

Section 8.Only Designated Company Spokespersons Are Authorized to Disclose Material Nonpublic Information. U.S. federal securities laws prohibit the Company from selectively disclosing material nonpublic information. Akoya has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees may not, therefore, disclose material nonpublic information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures. Any inquiries about the Company should be directed to our Corporate Communications and Investor Relations teams. Additionally, the Legal team is responsible for handling legal matters that may involve certain disclosures.

Section 9.Employees Must Follow Company Guidelines Pertaining to Electronic Communications. Employees must follow the Akoya Disclosure and Regulation FD Policy before participating in any Internet electronic communication forums concerning the Company.

Section 10.Other Transactions in Company Securities.

A.General Rule. This Policy applies to all transactions in Akoya securities, including any securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by Akoya, such as exchange-traded options.

B.Employee Benefit Plans.

1.Equity Incentive Plans. The trading restrictions set forth in this Policy do not apply to the exercise of stock options or other equity awards for cash, but do apply to all sales of securities acquired through the exercise of stock options or other equity awards, including “same-day sale” or cashless exercise of Company stock options.

2.Employee Stock Purchase Plans. The trading restrictions set forth in this Policy do not apply to purchases of Company securities pursuant to the employee’s advance instructions under employee stock purchase plans or employee benefit plans (e.g., a pension or 401(k) plan). However, no alteration to instructions regarding the level of withholding or the purchase of Company securities in such plans is permitted while in the possession of material nonpublic information. Any sale of securities acquired under such plans remains subject to the prohibitions and restrictions of this Policy.

Section 11.Directors, Officers and Certain Named Employees Are Subject to Additional Restrictions.

A.Section 16 Insiders. The Company’s directors and officers (“Section 16 Insiders”) are subject to the reporting provisions and trading restrictions of Section 16 of the Exchange Act and the underlying rules and regulations promulgated by the SEC.

B.Insider Employees. Akoya has designated the persons with the roles/titles listed on Exhibit B as employees who have frequent access to material nonpublic information concerning the Company (“Insider Employees”). The Company will amend Exhibit B from time to time as necessary.

C.Additional Restrictions. Because Section 16 Insiders and Insider Employees regularly possess material nonpublic information about the Company, and in light of the reporting requirements to which Section 16 Insiders are subject under Section 16 of the Exchange Act, Section 16 Insiders and Insider Employees are subject to the additional restrictions set forth in Appendix II hereto. For purposes of this Policy, Section 16 Insiders and Insider Employees are each referred to as “Insiders.”

Section 12.Policy Violations Must Be Reported. Any person who violates this Policy, the Company’s Disclosure and Regulation FD Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer. Upon learning of any such violation, the Compliance Officer will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.

Section 13.Insider Trading Compliance Officers. Unless the Board of Directors provides otherwise, the Company’s General Counsel shall act as the Company’s initial Insider Trading Compliance Officer (“Compliance Officer”); provided, however, that if the General Counsel is a party to a proposed trade, transaction or inquiry relating to this Policy, the Company’s Chief Executive Officer or Chief Financial Officer shall act as the Compliance Officer with respect to such proposed trade, transaction or inquiry, and shall consult with the Chair of the Audit Committee as needed. The Compliance Officer may delegate his or her authority to act as the Compliance Officer as he or she deem necessary or appropriate in his or her sole discretion. The duties of the Compliance Officer and his or her delegees may include the following:

•	Administering, monitoring and enforcing compliance with the Policy.
•	Informing directors, officers and employees open and closed trading periods during which trading in Company securities may occur.
•	Responding to all inquiries relating to this Policy and its procedures.
•	Designating and announcing special trading blackout periods during which no Insiders may trade in Company securities.
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Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

•	Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations.
•	Assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.
•	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required

SEC reports relating to insider trading, including without limitation Forms 3, 4, 5 and 144 and Schedules 13D and 13G.

•	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.
•	Maintaining the accuracy of the list of roles/titles as set forth on Exhibit B, and updating such list periodically as necessary to reflect additions or deletions.
•	Designing and requiring training about the obligations of this Policy as the Compliance Officer considers appropriate.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties under this Policy in the event that a Compliance Officer is unable or unavailable to perform such duties.

Section 14.Definition of “Material Nonpublic Information”

A.“Material”. Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable stockholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about Akoya. In simple terms, material information is any type of information which could reasonably be expected to affect the market price of Akoya securities or an investor’s decision to buy or sell Akoya securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following information ordinarily would be considered material:

•	Financial performance, including operating results and changes in performance or liquidity.
•	Projections of future earnings or losses, or other earnings guidance, and any changes to previously announced earnings guidance.
•	Company projections and strategic plans.
•	New major contracts, suppliers, or finance sources or the loss thereof.
•	Development or release of a significant new service.
•	Significant pricing or cost changes.
•	Potential mergers or acquisitions, the sale of Company assets or subsidiaries or major partnering agreements.
•	Changes in senior management or the Board of Directors.
•	Stock splits, public or private securities/debt offerings, or changes in Company dividend policies or amounts.

•	A significant cybersecurity incident, such as a data breach or a significant disruption or unauthorized access to information technology infrastructure.
•	Actual or threatened major litigation, or the resolution of such litigation.

B.“Nonpublic”. Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the SEC or through major newswire services, national news services or financial news services. For purposes of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.

C.Consult Compliance Officer When in Doubt. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

Section 15.Akoya May Suspend All Trading Activities by Employees. In order to avoid any questions and to protect both employees and the Company from any potential liability, from time to time Akoya may impose a “blackout” period during which some or all employees may not buy or sell Akoya securities. The Compliance Officer will impose such a blackout period if, in their judgment, there exists nonpublic information that would make trades by Akoya employees (or certain employees) inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws. If you are made aware of such a blackout period, do not disclose its existence to anyone.

Section 16.Violations of Insider Trading Laws or This Policy Can Result in Severe Consequences.

A.Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge profit made or loss avoided, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as be subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B.Company Discipline. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.

Section 17.This Policy Is Subject to Revision. Akoya may change the terms of this Policy from time to time to respond to developments in law and practice, and will take steps to inform all affected persons of any material changes.

Section 18.All Persons Must Acknowledge Their Agreement to Comply with This Policy. The Policy will be available on the Company’s internal website, delivered to all persons subject to this Policy upon adoption, and to all new other persons at the start of their employment or relationship with the Company. Upon first receiving a copy of the Policy or any revised versions, each such person must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms. The Compliance Officer may periodically require written certifications by those subject to this Policy, including as to their compliance with this Policy or to refresh their acknowledgment of and agreement to comply with this Policy. Any acknowledgment and agreement hereunder will constitute consent for Akoya to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

APPENDIX I

POLICY REGARDING COMPANY TRANSACTIONS IN SECURITIES

Section 1. General Statement. The board of directors (the “Board”) of Akoya BioSciences, Inc., a Delaware corporation (the “Company”) recognizes the importance of adhering to fair practices when the Company transacts in securities. As the “ultimate insider” with respect to information regarding the Company, and as an investor when transacting in securities for its own account, the Company may find itself in circumstances that could raise insider trading, market manipulation, or other deceptive or unfair practices. The Company’s policy is to comply with all laws applicable to its transactions in securities, to avoid the appearance of impropriety in connection with its transactions, and to ensure appropriate Board oversight of such transactions. While this policy describes the Company’s general approach to the main anticipated circumstances in which it will transact in securities, this policy applies to any direct or indirect transaction by or for the benefit of the Company. In grey areas, management of the Company is expected to seek direction from the Board and its legal and financial advisors, and to develop a thoughtful compliance strategy.

Section 2. Equity Awards. Equity awards (“Equity Awards”) under the Company’s equity compensation plans (“Equity Plans”), including stock options, stock appreciation rights, restricted stock, or restricted stock units (including performance-based restricted stock and restricted stock units), must generally be granted (a) during open trading windows, and (b) more than four business days before, and more than one business day after, the Company’s release of earnings for the most recently completed fiscal period or filing with the SEC of an annual report on Form 10-K, quarterly report on Form 10-Q, or current report on Form 8-K that discloses material nonpublic information (each, an “SEC Report”). As administrator of the Equity Plans, the Compensation Committee of the Board and any of its designees may determine that special circumstances require different timing, provided that such exceptions comply with all applicable law. Equity Awards may not be backdated or otherwise manipulated. When Equity Awards are granted in a number intended to approximate an aggregate dollar value, due regard shall be given as to whether the per share price used in such calculations reasonably reflects fair market value. The release of material nonpublic information may not be timed or otherwise manipulated with the intent of affecting the value of an Equity Award.

Section 3. Share Repurchases. Any repurchases of the Company’s securities will be approved by the Board in the context of the Company’s then-existing financial condition and general market conditions. While the Board may approve any repurchase structure consistent with applicable law, the Board anticipates that Company share repurchases would generally be made pursuant to a Rule 10b5-1 trading plan, comply with Rule 10b5-18, and be administered by an independent third-party broker-dealer reasonably satisfactory to the Board. The Company will not establish a Rule 10b5-1 trading plan at a time when the Company possesses material nonpublic information. In addition, the Company will generally announce the size, time horizon, method of repurchase, and other material terms of a Company repurchase program before commencing repurchases, and the timing of repurchases will generally avoid the four business days before, and the business day after, the planned filing of any SEC Report. The Company will generally suspend sale transactions by directors and executive officers while Company repurchases are pending; when such suspensions are impracticable or would impose an undue hardship on directors and officers, the Company will generally avoid repurchase dates in the two days prior to anticipated sales by directors or executive officers. The release of material nonpublic information may not be timed or otherwise manipulated with the intent of affecting the repurchase price of the Company’s securities in a repurchase transaction.

Section 4. Offerings of the Company’s Securities. Any offers and sales of the Company’s securities in a public offering, private offering, strategic transaction, or similar circumstances will be approved by the Board in the context of the proposed transaction. In any such transaction, the Company’s disclosure to the applicable purchasers must not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Company will comply with all applicable laws relating to the offer and sale of securities. The Company will generally suspend purchases and sales of securities by directors and executive officers a reasonable period before and after the Company’s transactions. Material nonpublic information disclosed in connection with a sale of Company securities will be so disclosed sufficiently in advance of the sale for the purchaser to digest the information.

Section 5. Purchases or Sales of Securities of Other Issuers. The Company will maintain an investment policy related to securities purchased or sold for its account, overseen by the Audit Committee of the Board. Such transactions will generally be conducted by an independent registered broker-dealer, who will certify compliance with the investment policy to the Audit Committee of the Board each quarter.

If the Company obtains material nonpublic information regarding a vendor, distributor, strategic partner or other company, the Company will take reasonable steps to safeguard such information and to avoid trading in the securities of the applicable company until such time as the Company reasonably concludes the information is either publicly known or no longer material.

Section 6. Controls and Procedures. The Company will maintain disclosure controls and procedures regarding its transactions in securities, including internal control over financial reporting. Without limiting the foregoing, the Company shall ensure there are appropriate controls and procedures regarding:

•	access to Company funds to purchase securities;
•	the authorization of Company brokers or agents to sell Company securities,
•	disclosure of required information prior to a Company transaction;
•	accurate and timely documentation and recordation of transactions; and
•	disclosure of consummated transactions.

APPENDIX II

Special Restrictions on Transactions in Company Securities

by Insiders

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in our securities by Insiders. Insiders are responsible for ensuring compliance with this Appendix II, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control. Insiders should provide each of these persons or entities with a copy of this Policy.

Section 1.Pre-Clearance of Rule 10b5-1 Plans Required. Pre-clearance by the Compliance Officer is required for an Insider to enter into or modify a 10b5-1 Plan. 10b5-1 Plans that are not pre-cleared may not be used by an Insider. Pre-clearance must be requested at least five full trading days prior to entry into or modification of the plan. However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared Rule 10b5-1 trading plan. All Section 16 Insiders must immediately report the results of transactions effected under a trading plan to the Compliance Officer since they will be reportable on Form 4 within two business days following execution. Notwithstanding the foregoing, any 10b5-1 Plan for the Compliance Officer shall be subject to pre-clearance by the Chief Financial Officer.

Section 2.Hardship Exemptions. The Compliance Officer may, on a case-by-case basis, exempt a transaction by an Insider from this Policy due to financial or other hardship. Any request for a hardship exemption must be in writing and must describe the amount and nature of the proposed transaction and the circumstances of the hardship. The Insider requesting the hardship exemption must also certify to the Compliance Officer that they are not in possession of material nonpublic information concerning Akoya or (such as in the case of a gift or other non-monetization transaction to a party who promises not to sell the securities received for some time or to a party subject to this Policy) that the transaction does not misuse the Company’s information. The existence of this process does not in any way obligate the Compliance Officer to approve any hardship exemption requested by an Insider, and all Insiders are cautioned that this exemption is intended to address limited and unusual circumstances.

Section 3.Brokers. All Insiders must ensure that their broker does not execute any transaction for the Insider (other than under a pre-cleared Rule 10b5-1 Plan) until the broker has verified with the Compliance Officer that the transaction has been pre-cleared.

Section 4.Reporting of Transactions Required. To facilitate timely reporting under Section 16 of the Exchange Act, Section 16 Insiders are required to on the same day as the trade date, or, with respect to transactions effected pursuant to a Rule 10b5-1 Plan, on the day the Insider is advised of the terms of the transaction, (a) report the details of each transaction to the Compliance Officer and (b) arrange with persons whose trades must be reported by the Insider under Section 16 (such as immediate family members living in the Insider’s household) to immediately report directly to the Company and to the Insider the following transaction details:

•	Transaction date (trade date).

•	Number of shares involved.
•	Price per share at which the transaction was executed (before addition or deduction of brokerage commission and other transaction fees).
•	For stock option exercises, the specific option exercised.
•	Contact information for the broker who executed the transaction.
•	A specific representation that the Insider is not in possession of material non-public information.
•	For a Section 16 Insider, a specific representation whether the transaction was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

The transaction details must be reported to the Compliance Officer, with copies to Akoya personnel who will assist the Section 16 Insider in preparing his or her Form 4.

Section 5.Oversight by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors will be responsible for monitoring and recommending any modification to this Policy, if necessary or advisable, to the Board of Directors. The Committee will also review, at least annually, those individuals who are deemed to be executive officers for purposes of Section 16 and will recommend any changes regarding such status to the Board of Directors.

Section 6.Named Employees Considered Insiders. The Committee will review, at least annually, those individuals deemed to be “Insiders” for purposes of this Appendix II. Insiders shall include persons subject to Section 16 and such other persons as the Committee deems to be Insiders. Generally, Insiders shall be any person who by function of their employment is consistently in possession of material nonpublic information or performs an operational role, such as head of a division or business unit, that is material to the Company as a whole.

Section 7.Special Guidelines for 10b5-1 Trading Plans. Notwithstanding the foregoing, an Insider will not be deemed to have violated this Policy for transactions pursuant to a 10b5-1 Plan that has been pre-cleared by the Compliance Officer. The Compliance Officer may withhold or condition pre-clearance of any proposed 10b5-1 Plan (each, a “Proposed Plan”) for any reason, in his or her sole discretion.

A.The Compliance Officer will not pre-clear a Proposed Plan if he or she concludes that the Proposed Plan:

•	Fails to comply with the requirements of Rule 10b5-1, as amended from time to time;
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Would permit a transaction to occur before the later of (i) 90 days after adoption (including deemed adoption) of the Proposed Plan or (ii) two business days after disclosure of the issuer’s financial results in a Form 10-Q or Form 10-K for the quarter in which the Proposed Plan was adopted (subject to a maximum of 120 days after adoption of the Proposed Plan).

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Is established during a “closed” window period or a special “blackout” period, or the Insider is unable to represent to the satisfaction of the Compliance Officer that the Insider is not in possession of material nonpublic information regarding the Company.

•	Would result in overlapping Plans except in limited scenarios, such as two separate Plans in which the second Plan may not commence trading until the expiration of the first.
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Lacks appropriate mechanisms to ensure that the Insider complies with all rules and regulations, including Rule 144, Rule 701, Form S-8, and Section 16 of the Exchange Act, applicable to securities transactions by the Insider.

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Does not provide the Company the right to suspend all transactions under the Proposed Plan if the Compliance Officer, in his or her sole discretion, deems such suspension necessary or advisable, including suspensions to comply with any “lock-up” agreement the Company agrees to in connection with a financing or other similar events.

•	Exposes the Company to liability under any other applicable state or federal rule, regulation or law;
•	Creates any appearance of impropriety;
•	Fails to meet guidelines established by the Company; or
•	Otherwise fails to satisfy the Compliance Officer for any reason.

B.Any modifications to or deviations from a 10b5-1 Plan are deemed to be the Insider entering into a new 10b5-1 Plan and, accordingly, require pre-clearance of such modification or deviation pursuant to Section 2 of this Appendix II.

C.Any termination of a 10b5-1 Plan must be immediately reported to the Compliance Officer. If an Insider has pre-cleared a new 10b5-1 Plan (the “Second Plan”) intended to succeed an earlier pre-cleared 10b5-1 Plan (the “First Plan”), the Insider may not affirmatively terminate the First Plan without pre-clearance pursuant to Section 2 of this Appendix II, because such termination is deemed to be entering into the Second Plan.

D.None of the Company, the Compliance Officer, nor any of the Company’s officers, employees or other representatives shall be deemed, solely by their pre-clearance of a Proposed Plan, to have represented that it complies with Rule 10b5-1 or to have assumed any liability or responsibility to the Insider or any other party if the 10b5-1 Plan fails to comply with Rule 10b5-1.

E.Upon entering into or amending a 10b5-1 Plan, the director or officer must promptly provide a copy of the plan to the Company and, upon request, confirm the Company’s planned disclosure regarding the entry into or termination of a plan (including the date of adoption or termination of the plan, duration of the plan, and aggregate number of securities to be sold or purchased under the plan).

EXHIBIT A

PRE-CLEARANCE FORM

EXHIBIT B

INSIDER EMPLOYEES

(as of May 18, 2023)

All Company officers
All Company employees on the Management Team
All Company employees in the finance department
All Company employees in the legal department
All administrative assistants to Company officers